
Via U.S. Mail and Facsimile (713/309-4631)

September 15, 2010

Amanda K. Maki
Lead Counsel – Corporate & Securities
LyondellBasell Industries N.V.
1221 McKinney Street, Suite 700
Houston, Texas 77010

      Re: **LyondellBasell Industries N.V.**
                Amendment No. 3 to Form 10
                Filed August 26, 2010
                File No. 001-34726

Dear Ms. Maki:

We have reviewed your filing and have the following comments.

Management's Discussion and Analysis, page 64

Results of Operations, page 70

1. On page 69-70 you present financial information for the period from January 1, 2010, through April 30, 2010, and May 1, 2010, through June 30, 2010, combining predecessor and successor periods into a single presentation. Further, your table illustrates the difference between the combined periods and the first six months of 2009 to serve as the basis for the following discussion of your results of operations. This presentation of non-GAAP financial information does not appear to comply with Item 10(e) of Regulation S-K. The two periods you have combined are not comparable due to the impacts associated with fresh start accounting. Please revise this presentation, as well as the similar presentations for your segments beginning on page 76 and cash flow on page 96. Provide a discussion of the historical financial statements, as required by Item 303 of Regulation S-K. Consider whether this discussion should be supplemented by a discussion based on pro forma information, presented in a format consistent with Article 11 of Regulation S-X. Other formats may also be appropriate depending on the particular facts and circumstances. However, it is inappropriate to merely combine information for the pre- and post-transaction periods, without clear prominent disclosure of the effect of the fresh start adjustments. Please explain

how any revised presentation adequately explains the impact of the fresh start adjustments. For example, you appear to quantify the impact of your valuation of property, plant and equipment and intangible assets on cost of sales, but it is not clear if the change in bases affected other line items, such as selling, general and administrative expenses, and it is not clear how the increase in the fair value of inventories impacted cost of sales.

2. Please explain the underlying reason for the $333 million market value adjustment to inventory at June 30, 2010. Discuss the nature of the inventory affected and any significant trends or events that have or may materially affect you.

Note 25 - Commitments and Contingencies, page F-77

3. In response to prior comment 3, you revised language in Note 25 to say, "In the opinion of management, there is no reasonable possibility of loss in excess of the liabilities recorded for environmental remediation *that is currently estimable*" (emphasis added). It is still not clear whether you have concluded there is a reasonable possibility that an additional material loss may have been incurred, regardless of whether an estimate can currently be made of the amount or range of the loss. Please revise to clarify whether there is a reasonable possibility that an additional material loss may have been incurred or that a change in your estimate of probable liability for an item could occur in the near term. See ASC 450-20-50, paragraphs 2 and 3. If there is a reasonable possibility, include an estimate of the possible additional loss or range of loss or a clear, direct statement that such an estimate cannot be made. See ASC 450-20-50, paragraph 4 and ASC 275-10-50, paragraph 9.

You may contact Melissa Rocha, Staff Accountant at (202) 551-3854 or in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Darrell W. Taylor, Esq. (V*ia facsimile 713/229-2813*)
        Baker Botts L.L.P.
        910 Louisiana
        One Shell Plaza
        Houston, Texas 77002